EXHIBIT 99.2

Financial Report

Results of Operations

Three-month period ended December 31, 2019 compared to the three-month period ended December 31, 2018

During the three-month periods ended December 31, 2019 and 2018, we had an average of 59.2 and 59.8 vessels, respectively, in our fleet. In the three-month period ended December 31, 2019, we accepted delivery of the secondhand containerships Vulpecula, Volans, and Vela with an aggregate TEU capacity of 12,774 and we sold Sierra II, Reunion and Namibia II with an aggregate TEU capacity of 6,070. In the three-month period ended December 31, 2018, we acquired the 60% equity interest of York Capital Management in each of the 14,000 TEU container vessels Triton, Titan, Talos, Taurus and Theseus and as a result we obtained 100% of the equity interest in each of these five vessels. In the three-month period ended December 31, 2018, we sold the 3,842 TEU container vessel MSC Koroni. In the three-month periods ended December 31, 2019 and 2018, our fleet ownership days totaled 5,447 and 5,505 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars,	Three-month period ended December 31,			Percentage
except percentages)	2018	2019	Change	Change

Voyage revenue	$106.2	$124.5	$18.3	17.2%
Voyage expenses	(1.0)	(2.1)	1.1	110.0%
Voyage expenses – related parties	(0.9)	(1.7)	0.8	88.9%
Vessels’ operating expenses	(30.3)	(28.8)	(1.5)	(5.0%)
General and administrative expenses	(1.3)	(1.4)	0.1	7.7%
Management fees – related parties	(5.0)	(5.2)	0.2	4.0%
General and administrative expenses - non-cash component	(0.7)	(1.4)	0.7	100.0%
Amortization of dry-docking and special survey costs	(2.1)	(2.2)	0.1	4.8%
Depreciation	(26.5)	(28.4)	1.9	7.2%
Amortization of prepaid lease rentals, net	(2.1)	-	(2.1)	n.m.
Loss on sale / disposal of vessels	(0.3)	(0.7)	0.4	133.3%
Loss on vessels held for sale	(0.1)	(2.5)	2.4	n.m.
Interest income	0.8	0.8	-	-
Interest and finance costs	(19.7)	(19.7)	-	-
Equity gain on investments	2.9	4.0	1.1	37.9%
Other	0.1	0.3	0.2	n.m.
Gain / (Loss) on derivative instruments	(0.3)	0.4	0.7	n.m.
Net Income	$19.7	$35.9

(Expressed in millions of U.S. dollars,	Three-month period ended December 31,			Percentage
except percentages)	2018	2019	Change	Change
Voyage revenue	$106.2	$124.5	$18.3	17.2%
Accrued charter revenue	(2.3)	4.0	6.3	n.m.
Amortization of Time-charter assumed	-	-	-	-
Voyage revenue adjusted on a cash basis (1)	$103.9	$128.5	$24.6	23.7%

Vessels’ operational data	Three-month period ended December 31,			Percentage
	2018	2019	Change	Change
Average number of vessels	59.8	59.2	(0.6)	(1.0%)
Ownership days	5,505	5,447	(58)	(1.1%)
Number of vessels under dry-docking	2	-	(2)

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). Refer to “Financial Summary” below for the reconciliation of Voyage revenue adjusted on a cash basis.

Voyage Revenue

Voyage revenue increased by 17.2%, or $18.3 million, to $124.5 million during the three-month period ended December 31, 2019, from $106.2 million during the three-month period ended December 31, 2018. The increase is mainly attributable to revenue earned by (i) five vessels acquired during the fourth quarter of 2018 and two vessels acquired during the fourth quarter of 2019 , (ii) increased charter rates for certain of our vessels during the fourth quarter of 2019 compared to the fourth quarter of 2018 and (iii) decreased off-hire days for certain of our vessels during the fourth quarter of 2019 compared to the fourth quarter of 2018, partly off-set by revenue not earned by five vessels sold during the year ended December 31, 2019.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 23.7%, or $24.6 million, to $128.5 million during the three-month period ended December 31, 2019, from $103.9 million during the three-month period ended December 31, 2018. Accrued charter revenue for the three-month periods ended December 31, 2019 was a positive amount of $4.0 million and for the three-month period ended December 31, 2018 was a negative amount of $2.3 million.

Voyage Expenses

Voyage expenses were $2.1 million and $1.0 million for the three-month periods ended December 31, 2019 and 2018, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions. Voyage expenses for the three month period ended December 31, 2019 include a cost of $1.5 million relating to our vessels’ tank cleaning in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations.

Voyage Expenses – related parties

Voyage expenses – related parties were $1.7 million and $0.9 million for the three-month periods ended December 31, 2019 and 2018, respectively. Voyage expenses – related parties represent (i) fees of 1.25%1 in the aggregate on voyage revenues charged by related managers and (ii) charter brokerage fees payable to a related charter brokerage company.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $28.8 million and $30.3 million during the three-month periods ended December 31, 2019 and 2018, respectively. Daily vessels’ operating expenses were $5,283 and $5,512 for the three-month periods ended December 31, 2019 and 2018, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $1.4 million and $1.3 million during the three-month periods ended December 31, 2019 and 2018, respectively, and both include $0.63 million paid to a related manager.

Management Fees – related parties

Management fees paid to our related managers were $5.2 million and $5.0 million during the three-month periods ended December 31, 2019 and 2018, respectively.

General and administrative expenses – non-cash component

General and administrative expenses – non-cash component for the three-month period ended December 31, 2019 amounted to $1.4 million, representing the value of the shares issued to a related manager on December 30, 2019. General and administrative expenses – non-cash component for the three-month period ended December 31, 2018, amounted to $0.7 million, representing the value of the shares issued to a related manager on December 31, 2018.

Amortization of dry-docking and special survey

Amortization of deferred dry-docking and special survey costs was $2.2 million and $2.1 million during the three-month periods ended December 31, 2019 and 2018, respectively. During the three-month period ended December 31, 2018, two vessels underwent and completed their special survey and two were in process of completing their special survey. During the three-month period ended December 31, 2019, no vessel underwent any special survey.

Depreciation

Depreciation expense for the three-month period ended December 31, 2019 and 2018 was $28.4 million and $26.5 million, respectively.

Amortization of Prepaid Lease Rentals, net

Amortization of prepaid lease rentals, net for the three-month periods ended December 31, 2019 and 2018 was nil and $2.1 million, respectively.

Loss on sale / disposal of vessels

During the three-month period ended December 31, 2019, we sold the vessels Sierra II, Reunion and Namibia II and we recorded a loss of $0.7 million, in aggregate. As at September 30, 2019, the vessels Reunion and Sierra II were classified as assets held for sale.  During the three-month period ended December 31, 2018, we sold the 3,842 TEU container vessel MSC Koroni and we recorded a loss of $0.3 million.

Loss on vessels held for sale

During the three-month period ended December 31, 2019, we recorded a loss on vessels held for sale of $2.5 million, representing the expected loss from the sale of two of our vessels during the next twelve-month period. During the three-month period ended December 31, 2018, we recorded a loss on vessel held for sale of $0.1 million, representing the expected loss from the sale of one of our vessels during the next twelve-month period.

Interest Income

Interest income amounted to $0.8 million and $0.8 million for each of the three-month periods ended December 31, 2019 and 2018.

Interest and Finance Costs

Interest and finance costs were $19.7 million for each of the three-month periods ended December 31, 2019 and 2018.

Equity Gain on Investments

During the three-month period ended December 31, 2019, we recorded an equity gain on investments of $4.0 million representing our share of the gain in jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated (the “Framework Deed”), with York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, “York”). Since November 12, 2018, we have held 100% of the equity interest in five previously jointly owned companies with York, and as of that date these five companies are consolidated in our consolidated financial statements. As of December 31, 2019, 13 companies are jointly-owned with York (of which, 10 companies currently own vessels). During the three-month period ended December 31, 2018, we recorded an equity gain on investments of $2.9 million also relating to investments under the Framework Deed.

Gain / (Loss) on Derivative Instruments

The fair value of our four interest rate derivative instruments which were outstanding as of December 31, 2019 equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2019, the fair value of these four interest rate derivative instruments in aggregate amounted to a net asset of $0.4 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the three-month period ended December 31, 2019, a gain of $0.4 million has been included in OCI, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended December 31, 2019.

___________________________________
1 0.75% until June 30, 2019

Cash Flows

Three-month periods ended December 31, 2019 and 2018

Condensed cash flows	Three-month period ended December 31,
(Expressed in millions of U.S. dollars)	2018	2019
Net Cash Provided by Operating Activities	$35.0	$76.8
Net Cash Provided by / (Used in) Investing Activities	$0.9	$(17.8)
Net Cash Used in Financing Activities	$(24.2)	$(67.3)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended December 31, 2019, increased by $41.8 million to $76.8 million, from $35.0 million for the three-month period ended December 31, 2018. The increase is mainly attributable to the increased cash from operations of $24.6 million, the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $12.7 million, the decreased special survey costs of $3.9 million and the decreased payments for interest (including swap payments) of $0.2 million during the three-month period ended December 31, 2019 compared to the three-month period ended December 31, 2018.

Net Cash Provided by / (Used in) Investing Activities

Net cash used in investing activities was $17.8 million in the three-month period ended December 31, 2019, which mainly consisted of advance payments for upgrades for certain of our vessels, payments for the acquisition of three secondhand vessels, advance payment for the acquisition of one vessel, which was delivered in January 2020, dividend distributions we received from two entities jointly -owned with York pursuant to the Framework Deed and proceeds we received from the sale of three vessels.

Net cash provided by investing activities was $0.9 million in the three-month period ended December 31, 2018, which mainly consisted of proceeds we received from the sale of one vessel, net payments for the acquisition of the 60% equity interest in five companies previously jointly owned with York pursuant to the Framework Deed and payments for capitalized expenses for certain of our vessels.

Net Cash Used in Financing Activities

Net cash used in financing activities was $67.3 million in the three-month period ended December 31, 2019, which mainly consisted of (a) $52.6 million of payments relating to our debt financing agreements, (b) $7.0 million we paid for dividends to holders of our common stock for the third quarter of 2019 and (c) $1.0 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”), $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) and $2.6 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”) for the period from July 15, 2019 to October 14, 2019.

Net cash used in financing activities was $24.2 million in the three-month period ended December 31, 2018, which mainly consisted of (a) $9.0 million net payments relating to our debt financing agreements, (b) $6.6 million we paid for dividends to holders of our common stock for the third quarter of 2018 and (c) $1.0 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock, $2.2 million we paid for dividends to holders of our Series D Preferred Stock and $2.6 million we paid for dividends to holders of our Series E Preferred Stock for the period from July 15, 2018 to October 14, 2018.

Year ended December 31, 2019 compared to the year ended December 31, 2018

During the years ended December 31, 2019 and 2018, we had an average of 60.3 and 55.8 vessels, respectively, in our fleet. In the year ended December 31, 2019, we accepted delivery of the secondhand containerships Vulpecula, Volans and Vela with an aggregate TEU capacity of 12,774 and we sold the vessels Sierra II, Reunion, Namibia II, MSC Pylos and Piraeus with an aggregate TEU capacity of 13,082. In the year ended December 31, 2018, (i) we acquired the 60% equity interest of York Capital Management in each of the 14,000 TEU container vessels Triton, Titan, Talos, Taurus and Theseus and, as a result, we obtained 100% of the equity interest in each of these five vessels, (ii) we accepted delivery of the secondhand containerships Michigan, Trader, Megalopolis, Marathopolis, Maersk Kleven and Maersk Kotka with an aggregate capacity of 28,602 TEU and (iii) we sold the container vessels Itea and MSC Koroni with an aggregate capacity of 7,684 TEU. In the years ended December 31, 2019 and 2018, our fleet ownership days totaled 22,002 and 20,359 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars,	Year ended December 31,			Percentage
except percentages)	2018	2019	Change	Change

Voyage revenue	$380.4	$478.1	$97.7	25.7%
Voyage expenses	(5.8)	(5.3)	(0.5)	(8.6%)
Voyage expenses – related parties	(3.2)	(5.3)	2.1	65.6%
Vessels’ operating expenses	(110.6)	(116.1)	5.5	5.0%
General and administrative expenses	(5.4)	(5.6)	0.2	3.7%
Management fees – related parties	(19.5)	(21.3)	1.8	9.2%
General and administrative expenses - non-cash component	(3.8)	(3.9)	0.1	2.6%
Amortization of dry-docking and special survey costs	(7.3)	(8.9)	1.6	21.9%
Depreciation	(96.3)	(113.5)	17.2	17.9%
Amortization of prepaid lease rentals, net	(8.2)	-	(8.2)	n.m.
Loss on sale / disposal of vessels	(3.1)	(19.6)	16.5	n.m.
Loss on vessels held for sale	(0.1)	(2.5)	2.4	n.m.
Vessels’ impairment loss	-	(3.0)	3.0	n.m.
Foreign exchange losses	(0.1)	-	(0.1)	n.m.
Interest income	3.5	3.3	(0.2)	(5.7%)
Interest and finance costs	(64.0)	(89.0)	25.0	39.1%
Swaps’ breakage costs	(1.2)	-	(1.2)	n.m.
Equity gain on investments	12.1	11.4	(0.7)	(5.8%)
Other	0.4	0.8	0.4	100.0%
Loss on derivative instruments	(0.6)	(0.6)	-	-
Net Income	$67.2	$99.0

(Expressed in millions of U.S. dollars,	Year ended December 31,			Percentage
except percentages)	2018	2019	Change	Change

Voyage revenue	$380.4	$478.1	$97.7	25.7%
Accrued charter revenue	(7.3)	3.9	11.2	n.m.
Amortization of Time-charter assumed	-	0.2	0.2	n.m.
Voyage revenue adjusted on a cash basis (1)	$373.1	$482.2	$109.1	29.2%

	Year ended December 31,			Percentage
Vessels’ operational data	2018	2019	Change	Change

Average number of vessels	55.8	60.3	4.5	8.1%
Ownership days	20,359	22,002	1,643	8.1%
Number of vessels under dry-docking	17	6	(11)

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). Refer to “Financial Summary” below for the reconciliation of Voyage revenue adjusted on a cash basis.

Voyage Revenue

Voyage revenue increased by 25.7%, or $97.7 million, to $478.1 million during the year ended December 31, 2019, from $380.4 million during the year ended December 31, 2018. The increase is mainly attributable to revenue earned by (i) ten vessels acquired during the year ended December 31, 2018 and two vessels acquired during the fourth quarter of 2019, (ii) decreased off-hire days for certain of our vessels during the year ended December 31, 2019 compared to the year ended December 31, 2018 and (iii) increased charter rates for certain of our vessels during the year ended December 31, 2019, partly offset by revenue not earned by two vessels sold during 2018 and five vessels sold during 2019.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 29.2%, or $109.1 million, to $482.2 million during the year ended December 31, 2019, from $373.1 million during the year ended December 31, 2018. Accrued charter revenue for the year ended December 31, 2019 and 2018 was a positive amount of $3.9 million and a negative amount of $7.3 million, respectively.

Voyage Expenses

Voyage expenses were $5.3 million and $5.8 million for the years ended December 31, 2019 and 2018, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions. Voyage expenses for the year ended December 31, 2019, include a cost of $1.5 million relating to our vessels’ tank cleaning in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations.

Voyage Expenses – related parties

Voyage expenses – related parties were $5.3 million and $3.2 million for the years ended December 31, 2019 and 2018, respectively. Voyage expenses – related parties represent (i) fees of 1.25%2  in the aggregate on voyage revenues charged by related managers and (ii) charter brokerage fees payable to a related charter brokerage company.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $116.1 million and $110.6 million during the years ended December 31, 2019 and 2018, respectively. Daily vessels’ operating expenses were $5,277 and $5,431 for the years ended December 31, 2019 and 2018, respectively. Daily vessels’ operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $5.6 million and $5.4 million during the years ended December 31, 2019 and 2018, respectively, and both include $2.5 million which is part of the annual fee paid to a related manager.

Management Fees – related parties

Management fees paid to our managers were $21.3 million and $19.5 million during the years ended December 31, 2019 and 2018, respectively.

General and administrative expenses – non-cash component

General and administrative expenses – non-cash component for the year ended December 31, 2019 amounted to $3.9 million representing the value of the shares issued to a related manager on March 29, 2019, June 28, 2019, September 30, 2019 and December 30, 2019. General and administrative expenses – non-cash component for the year ended December 31, 2018 amounted to $3.8 million representing the value of the shares issued to a related manager on March 30, 2018, June 29, 2018, September 28, 2018 and December 31, 2018.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $8.9 million and $7.3 million during the years ended December 31, 2019 and 2018, respectively. During the year December 31, 2019, six vessels underwent and completed their special survey. During the year ended December 31, 2018, 17 vessels underwent and completed their special survey.

Depreciation

Depreciation expense for the year ended December 31, 2019 and 2018, was $113.5 million and $96.3 million, respectively. The increase was partly attributable to the increased average number of vessels during the year ended December 31, 2019 compared to the year ended December 31, 2018.

Amortization of Prepaid Lease Rentals, net

Amortization of prepaid lease rentals, net for the years ended December 31, 2019 and 2018 was nil and $8.2 million, respectively.

Loss on sale / disposal of vessels

During the year ended December 31, 2019, we recorded an aggregate loss of $19.6 million from the sale of the container vessels Piraeus, MSC Pylos, Reunion, Sierra II and Namibia II. MSC Pylos was classified as asset held for sale as at December 31, 2018. During the year ended December 31, 2018, we recorded a loss of $2.2 million from the sale of the vessel MSC Koroni and $0.9 million from the sale of the vessel Itea, which was classified as Asset held for sale as at December 31, 2017.

Loss on vessels held for sale

During the year ended December 31, 2019, we recorded a loss on vessels held for sale of $2.5 million representing the expected loss from the sale of two of our vessels during the next twelve-month period. During the year ended December 31, 2018, we recorded a loss on vessel held for sale of $0.1 million, representing the expected loss from the sale of one of our vessels during the next twelve-month period.

Vessels’ impairment loss

During the year ended December 31, 2019, we recorded an impairment loss in relation to two of our vessels in the amount of $3.0 million, in the aggregate. During the year ended December 31, 2018, no impairment loss was recorded.

Interest Income

Interest income amounted to $3.3 million and $3.5 million for the years ended December 31, 2019 and 2018, respectively.

Interest and Finance Costs

Interest and finance costs were $89.0 million and $64.0 million during the years ended December 31, 2019 and 2018, respectively. The increase is mainly attributable to the increased average loan balance during the year ended December 31, 2019 compared to the year ended December 31, 2018.

Swaps Breakage Cost

During the year ended December 31, 2019, we terminated eight interest rate derivative instruments that qualified for hedge accounting and three that did not qualify for hedge accounting and we paid the counterparties breakage costs, net in the amount of $0.016 million in the aggregate. During the year ended December 31, 2018, we terminated three interest rate derivative instruments that qualify for hedge accounting and we paid the counterparties breakage costs of $1.2 million.

Equity Gain on Investments

During the year ended December 31, 2019, we recorded an equity gain on investments of $11.4 million representing our share of the net gain in jointly-owned companies pursuant to the Framework Deed. Since November 12, 2018, we have held 100% of the equity interest in five previously jointly-owned companies with York, and as of that date these five companies are consolidated in our consolidated financial statements. As of December 31, 2019, 13 companies are jointly-owned with York (of which, 10 companies currently own vessels). During the year ended December 31, 2018, we recorded an equity gain on investments of $12.1 million also relating to investments under the Framework Deed.

Loss on Derivative Instruments

The fair value of our four interest rate derivative instruments which were outstanding as of December 31, 2019 equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2019, the fair value of these four interest rate derivative instruments in aggregate amounted to a net asset of $0.4 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the year ended December 31, 2019, a net loss of $5.8 million has been included in OCI and a net loss of $0.7 million has been included in Gain / (Loss) on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the year ended December 31, 2019.

_________________________
2 0.75% up to June 30, 2019

Cash Flows
Years ended December 31, 2019 and 2018

Condensed cash flows	Years ended December 31,
(Expressed in millions of U.S. dollars)	2018	2019
Net Cash Provided by Operating Activities	$140.8	$250.4
Net Cash Used in Investing Activities	$(112.6)	$(8.9)
Net Cash Used in Financing Activities	$(80.5)	$(212.2)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2019 increased by $109.6 million to $250.4 million, compared to $140.8 million for the year ended December 31, 2018. The increase is mainly attributable to the increased cash from operations of $109.1 million, the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $20.4 million and the decreased special survey costs of $12.3 million during the year ended December 31, 2019 compared to the year ended December 31, 2018, partly off-set by increased payments for interest (including swap payments) during the year of $19.3 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $8.9 million in the year ended December 31, 2019, which mainly consisted of advance payments for upgrades for certain of our vessels, payments for the acquisition of three secondhand vessels, advance payment for the acquisition of one vessel, which was delivered in January 2020, dividend distribution we received from 11 entities jointly -owned with York pursuant to the Framework Deed and proceeds we received from the sale of five vessels.

Net cash used in investing activities was $112.6 million in the year ended December 31, 2018, which mainly consisted of net payments relating to the acquisition of six secondhand vessels and five newbuild vessels, net payments for the acquisition of the 60% equity interest in five companies previously jointly owned with York pursuant to the Framework Deed, payments for capital injection into certain entities pursuant to the Framework Deed (net of dividend distributions we received) and proceeds we received from the sale of two vessels.

Net Cash Used in Financing Activities

Net cash used in financing activities was $212.2 million in the year ended December 31, 2019, which mainly consisted of (a) $149.6 million of net payments relating to our debt financing agreements (including the prepayments following the sale of five container vessels during the year ended December 31, 2019), (b) $27.4 million we paid for dividends to holders of our common stock for the fourth quarter of 2018, the first quarter of 2019, the second quarter of 2019 and the third quarter of 2019 and (c) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock, $8.8 million we paid for dividends to holders of our Series D Preferred Stock and $10.2 million we paid for dividends to holders of our Series E Preferred Stock for the period from October 15, 2018 to January 14, 2019, January 15, 2019 to April 14, 2019, April 15, 2019 to July 14, 2019 and July 15, 2019 to October 14, 2019.

Net cash used in financing activities was $80.5 million in the year ended December 31, 2018, which mainly consisted of (a) $139.2 million net payments relating to our debt financing agreements, (b) $111.2 million net proceeds we received from our January 2018 public offering, of 4.6 million shares of our Series E Preferred Stock, net of underwriting discounts and expenses incurred in the offering, (c) $20.9 million we paid for dividends to holders of our common stock for the fourth quarter of 2017, the first quarter of 2018, the second quarter of 2018 and the third quarter of 2018 and (d) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock, $8.8 million we paid for dividends to holders of our Series D Preferred Stock, for the periods from October 15, 2017 to January 14, 2018, January 15, 2018 to April 14, 2018, April 15, 2018 to July 14, 2018 and July 15, 2018 to October 14, 2018 and $7.2 million we paid for dividends to holders of our Series E Preferred Stock, for the period from January 30, 2018 to April 14, 2018, April 15, 2018 to July 14, 2018 and July 15, 2018 to October 14, 2018.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of December 31, 2019, we had a total cash liquidity of $195.9 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of January 28, 2020, the following vessels were free of debt.

Unencumbered Vessels (Refer to fleet list for full details)

	Year	TEU
Vessel Name	Built	Capacity
ETOILE	2005	2,556
VOLANS	2010	4,258
VELA	2009	4,258
VULPECULA	2010	4,258
JPO VIRGO	2009	4,258
KOKURA	1997	7,403
MICHIGAN	2008	1,300
ENSENADA (*)	2001	5,576
MONEMVASIA (*)	1998	2,472
ARKADIA (*)	2001	1,550

(*) Vessels acquired pursuant to the Framework Deed with York.

Conference Call details:

On Wednesday, January 29, 2020 at 8:30 a.m. EST, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until February 5, 2020. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 10138768.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 46 years of history in the international shipping industry and a fleet of 76 containerships, with a total capacity of approximately 549,000 TEU, including five newbuild containerships currently under construction. Ten of our containerships have been acquired pursuant to the Framework Deed with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s most recent Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com

Fleet List

The table below provides additional information, as of January 28, 2020, about our fleet of containerships, including our newbuilds on order, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON(ii)	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026
6	CAPE AKRITAS(i)	ZIM	2016	11,010	43,250	August 2020
7	CAPE TAINARO(i)	ZIM	2017	11,010	39,500	March 2020
8	CAPE KORTIA(i)	ZIM	2017	11,010	43,250	September 2020
9	CAPE SOUNIO(i)	ZIM	2017	11,010	33,500	March 2020
10	CAPE ARTEMISIO(i)	Hapag Lloyd	2017	11,010	32,500 (net)	March 2020
11	COSCO GUANGZHOU	COSCO	2006	9,469	28,900	April 2020
12	COSCO NINGBO	COSCO	2006	9,469	28,900	April 2020
13	COSCO YANTIAN	COSCO	2006	9,469	28,900	May 2020
14	COSCO BEIJING	COSCO	2006	9,469	28,900	May 2020
15	COSCO HELLAS	COSCO	2006	9,469	28,900	May 2020
16	MSC AZOV	MSC	2014	9,403	43,000	December 2026(3)
17	MSC AMALFI	MSC	2014	9,403	43,000	March 2027(3)
18	MSC AJACCIO	MSC	2014	9,403	46,300	February 2027(4)
19	MSC ATHENS(ii)	MSC	2013	8,827	42,000	January 2026(5)
20	MSC ATHOS(ii)	MSC	2013	8,827	42,000	February 2026(5)
21	VALOR	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	April 2023(6)
22	VALUE	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	April 2023(6)
23	VALIANT	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	June 2023(6)
24	VALENCE	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	July 2023(6)
25	VANTAGE	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	September 2023(6)
26	NAVARINO	Evergreen	2010	8,531	21,900	February 2020
27	MAERSK KLEVEN	Maersk	1996	8,044	17,500	April 2021
28	MAERSK KOTKA	Maersk	1996	8,044	17,500	April 2021
29	MAERSK KOWLOON	Maersk	2005	7,471	16,000	June 2022
30	MAERSK KAWASAKI	Maersk	1997	7,403	17,050	February 2020
31	KURE	COSCO	1996	7,403	21,500	April 2020
32	KOKURA	Maersk	1997	7,403	17,050	February 2020
33	MSC METHONI	MSC	2003	6,724	29,000	September 2021
34	YORK	-	2000	6,648	-	Scheduled for Dry Dock
35	MAERSK KOBE	Maersk	2000	6,648	17,000	April 2020
36	SEALAND WASHINGTON	Maersk	2000	6,648	(*)	March 2022(7)
37	SEALAND MICHIGAN	Maersk	2000	6,648	(*)	March 2022(7)
38	SEALAND ILLINOIS	Maersk	2000	6,648	(*)	March 2022(7)
39	MAERSK KOLKATA	Maersk	2003	6,644	(*)	March 2022(7)
40	MAERSK KINGSTON	Maersk	2003	6,644	26,100	March 2022(8)
41	MAERSK KALAMATA	Maersk	2003	6,644	26,100	March 2022(8)
42	VENETIKO	Hapag Lloyd	2003	5,928	20,000	August 2020
43	ENSENADA (i)	ONE	2001	5,576	21,000	May 2020
44	ZIM NEW YORK	ZIM	2002	4,992	12,430	October 2020(9)
45	ZIM SHANGHAI	ZIM	2002	4,992	12,430	October 2020(9)
46	LEONIDIO(ii)	Maersk	2014	4,957	14,200	December 2024
47	KYPARISSIA(ii)	Maersk	2014	4,957	14,200	November 2024
48	MEGALOPOLIS	Maersk	2013	4,957	(*)	July 2025
49	MARATHOPOLIS	Maersk	2013	4.957	(*)	July 2025
50	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	13,750	January 2021
51	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	10,000	October 2020
52	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	10,000	July 2020
53	VULPECULA	-	2010	4,258	-	-
54	VOLANS	Maersk	2010	4,258	13,250	February 2020
55	JPO VIRGO	CMA CGM	2009	4,258	13,850	March 2020
56	VELA	Hapag Lloyd	2009	4,258	13,750	March 2020
57	ULSAN	Maersk	2002	4,132	12,000	June 2021
58	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024
59	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025
60	LAKONIA	Evergreen	2004	2,586	(*)	March 2020
61	ETOILE	-	2005	2,556	-	Scheduled for Dry Dock
62	AREOPOLIS	Evergreen	2000	2,474	(*)	March 2020
63	MONEMVASIA(i)	Maersk	1998	2,472	9,250	November 2021
64	MESSINI	Evergreen	1997	2,458	8,650	March 2020
65	NEAPOLIS	-	2000	1,645	-	Vessel scheduled to be sold
66	ARKADIA(i)	Evergreen	2001	1,550	9,450	February 2020
67	PROSPER	Evergreen	1996	1,504	7,100	February 2020
68	MICHIGAN	MSC	2008	1,300	6,650	September 2020
69	TRADER	-	2008	1,300	-	-
70	ZAGORA	MSC	1995	1,162	6,500	May 2020
71	LUEBECK	MSC	2001	1,078	6,200	January 2021

Newbuilds

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(10)
1	YZJ2015-2057	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2020
2	YZJ2015-2058	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020
3	YZJ2015-2059	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020
4	YZJ2015-2060	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021
5	YZJ2015-2061	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters could expire.
(3)	Following scrubbers’ installation, the daily rate will be increased from the current daily rate of $43,000 until the original earliest redelivery dates of the vessels (December 2, 2023-MSC Azov and March 16, 2024-MSC Amalfi). The charters will also be extended for 3 years.
(4)	This charter rate will be earned by MSC Ajaccio until February 1, 2024. From the aforementioned date until the expiry of the charter the daily rate will be $35,300.
(5)	Following scrubbers’ installation, the daily rate will be increased from the current daily rate of $42,000 until the original earliest redelivery dates of the vessels (January 29, 2023-MSC Athens and February 24, 2023-MSC Athos). The charters will also be extended for 3 years.
(6)	Upon redelivery of each vessel from Evergreen between April 2020 and January 2021, each vessel will commence a 3 year charter with Hapag Lloyd at a daily rate of $34,500. Until then the daily charter rate of each vessel will be $41,700.
(7)	The daily rate for Sealand Washington, Sealand Michigan, Sealand Illinois and Maersk Kolkata is a base rate, adjusted pursuant to the terms of a profit/loss sharing mechanism based on market conditions until expiry of the charter.
(8)	This charter rate will be earned by Maersk Kingston and Maersk Kalamata until February 28, 2020 and April 12, 2020, respectively. From the aforementioned dates until expiry of the charter, the daily rate for each vessel will be a base rate, adjusted pursuant to the terms of a profit/loss sharing mechanism based on market conditions.
(9)	The amounts in the table reflect the current charter terms, giving effect to our agreement with ZIM under its 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of ZIM’s equity and approximately $8.2 million in interest bearing notes maturing in 2023. In May 2019, the Company exercised its option to extend the charters of ZIM New York and ZIM Shanghai for a one year period at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for this fifth optional year has been determined at $12,430 per day.
(10)	Based on latest shipyard construction schedule, subject to change.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.
(ii)	Denotes vessels subject to a sale and leaseback transaction.

(*)	Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

COSTAMARE INC. Consolidated Statements of Income

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2018	2019	2018	2019

REVENUES:
Voyage revenue	$380,397	$478,109	$106,153	$124,468

EXPENSES:
Voyage expenses	(5,847)	(5,291)	(953)	(2,111)
Voyage expenses – related parties	(3,201)	(5,282)	(861)	(1,672)
Vessels' operating expenses	(110,571)	(116,101)	(30,345)	(28,779)
General and administrative expenses	(5,408)	(5,551)	(1,328)	(1,436)
Management fees – related parties	(19,533)	(21,319)	(4,984)	(5,155)
General and administrative expenses – non-cash component	(3,755)	(3,879)	(657)	(1,426)
Amortization of dry-docking and special survey costs	(7,290)	(8,948)	(2,107)	(2,211)
Depreciation	(96,261)	(113,462)	(26,495)	(28,381)
Amortization of prepaid lease rentals, net	(8,150)	-	(2,055)	-
Loss on sale / disposal of vessels	(3,071)	(19,589)	(291)	(689)
Loss on vessels held for sale	(101)	(2,495)	(101)	(2,495)
Vessels’ impairment loss	-	(3,042)	-	-
Foreign exchange gains / (losses)	(51)	(27)	(35)	1
Operating income	$117,158	$173,123	$35,941	$50,114

OTHER INCOME / (EXPENSES):
Interest income	$3,454	$3,349	$820	$837
Interest and finance costs	(63,992)	(89,007)	(19,744)	(19,665)
Swaps’ breakage cost, net	(1,234)	(16)	-	-
Equity gain on investments	12,051	11,369	2,937	3,960
Other	350	784	119	223
Gain / (Loss) on derivative instruments	(548)	(603)	(341)	418
Total other expenses	$(49,919)	$(74,124)	$(16,209)	$(14,227)
Net Income	$67,239	$98,999	$19,732	$35,887
Earnings allocated to Preferred Stock	(30,503)	(31,269)	(7,817)	(7,817)
Net Income available to common stockholders	$36,736	$67,730	$11,915	$28,070

Earnings per common share, basic and diluted	$0.33	$0.59	$0.11	$0.24
Weighted average number of shares, basic and diluted	110,395,134	115,747,452	111,951,107	118,724,718

COSTAMARE INC. Consolidated Balance Sheets

	As of December 31,	As of December 31,
(Expressed in thousands of U.S. dollars)	2018	2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$113,714	$148,928
Restricted cash	5,600	6,912
Accounts receivable	5,625	7,397
Inventories	11,020	10,546
Due from related parties	4,681	7,576
Fair value of derivatives	3,514	748
Insurance claims receivable	6,476	1,607
Prepaid lease rentals	8,752	-
Asset held for sale	4,838	4,908
Time charter assumed	190	192
Prepayments and other	6,358	8,430
Total current assets	$170,768	$197,244
FIXED ASSETS, NET:
Right-of-use assets	$401,901	$188,429
Vessels and advances, net	2,206,786	2,431,830
Total fixed assets, net	$2,608,687	$2,620,259
NON-CURRENT ASSETS:
Equity method investments	$131,082	$111,681
Prepaid lease rentals, non-current	34,167	-
Deferred charges, net	26,250	21,983
Accounts receivable, non-current	17,789	8,600
Restricted cash	47,177	40,031
Fair value of derivatives, non-current	3,727	605
Time charter assumed, non-current	1,222	1,030
Other non-current assets	9,942	10,525
Total assets	$3,050,811	$3,011,958
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$149,162	$210,745
Accounts payable	8,586	6,215
Due to related parties	196	473
Finance lease liabilities	34,299	16,810
Accrued liabilities	17,624	19,417
Unearned revenue	12,432	10,387
Fair value of derivatives	-	397
Other current liabilities	2,370	2,090
Total current liabilities	$224,669	$266,534
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,159,244	$1,206,405
Finance lease liabilities, net of current portion	305,033	119,925
Fair value of derivatives, net of current portion	-	433
Unearned revenue, net of current portion	4,741	7,933
Total non-current liabilities	$1,469,018	$1,334,696
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	11	12
Additional paid-in capital	1,313,840	1,351,352
Retained earnings	38,734	60,578
Accumulated other comprehensive income / (loss)	4,539	(1,214)
Total stockholders’ equity	$1,357,124	$1,410,728
Total liabilities and stockholders’ equity	$3,050,811	$3,011,958

Financial Summary

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2018	2019	2018	2019

Voyage revenue	$380,397	$478,109	$106,153	$124,468
Accrued charter revenue (1)	$(7,294)	$3,893	$(2,263)	$4,008
Amortization of Time-charter assumed	$26	$191	$26	$48
Voyage revenue adjusted on a cash basis (2)	$373,129	$482,193	$103,916	$128,524

Adjusted Net Income available to common stockholders (3)	$46,857	$105,082	$13,259	$38,382
Weighted Average number of shares	110,395,134	115,747,452	111,951,107	118,724,718
Adjusted Earnings per share (3)	$0.42	$0.91	$0.12	$0.32

Net Income	$67,239	$98,999	$19,732	$35,887
Net Income available to common stockholders	$36,736	$67,730	$11,915	$28,070
Weighted Average number of shares	110,395,134	115,747,452	111,951,107	118,724,718
Earnings per share	$0.33	$0.59	$0.11	$0.24

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” above.
(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods and years ended December 31, 2019 and 2018. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2018	2019	2018	2019

Net Income	$67,239	$98,999	$19,732	$35,887
Earnings allocated to Preferred Stock	(30,503)	(31,269)	(7,817)	(7,817)
Net Income available to common stockholders	36,736	67,730	11,915	28,070
Accrued charter revenue	(7,294)	3,893	(2,263)	4,008
General and administrative expenses – non-cash component	3,755	3,879	657	1,426
Non-recurring, non-cash write-off of loan deferred financing costs	-	1,253	-	126
Amortization of prepaid lease rentals, net	8,150	-	2,055	-
Amortization of Time charter assumed	26	191	26	48
Realized loss on Euro/USD forward contracts (1)	97	553	-	186
Vessels’ impairment loss	-	3,042	-	-
Loss on sale / disposal of vessels	3,071	19,589	291	689
Swaps’ breakage costs	1,234	16	-	-
Non-recurring, voyage expenses, tank cleaning costs in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations	-	1,524	-	1,524
Loss on vessels held for sale	101	2,495	101	2,495
Loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments	707	38	43	-
Non-recurring, voyage expenses tank cleaning costs in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations incurred by jointly owned companies with York	-	92	-	92
Non-recurring, non-cash write-off of loan deferred financing costs by jointly owned companies with York	-	136	-	136
Loss on asset held for sale by a jointly owned company with York included in equity gain on investments	112	-	112	-
(Gain) / loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	162	651	322	(418)
Adjusted Net Income available to common stockholders	$46,857	$105,082	$13,259	$38,382
Adjusted Earnings per Share	$0.42	$0.91	$0.12	$0.32
Weighted average number of shares	110,395,134	115,747,452	111,951,107	118,724,718

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized loss on Euro/USD forward contracts, vessels’ impairment loss, loss on sale / disposal of vessels, swaps’ breakage costs, loss on vessels held for sale, loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments, (gain) / loss on asset held for sale by a jointly owned company with York included in equity gain on investments, non-cash general and administrative expenses and non-cash other items, non-recurring, voyage expenses, tank cleaning costs in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations, non-recurring, voyage expenses tank cleaning costs in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations incurred by jointly owned companies with York, non-recurring, non-cash write-off of loan deferred financing costs, non-recurring, non-cash write-off of loan deferred financing costs by jointly owned companies with York, amortization of prepaid lease rentals, net, amortization of Time charter assumed and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.